SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C. 20549

                          FORM 12b-25

                  NOTIFICATION OF LATE FILING


[ X ] Form 10-K or Form 10-KSB  [  ] Form 20-F  [  ] Form 11-K
[  ] Form 10-Q or Form 10-QSB  [  ] Form N-SAR

     For Period Ended:  December 31, 1996

Commission File Number:  000-22112

Read attached instruction sheet before preparing form. Please print or type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the items(s) to which the notification relates:

Part I - Registrant Information
American Cascade Energy, Inc.
11999 Katy Freeway, Suite 390, Houston, Texas 77079
(address of principal executive office)

Part II - Rules 12b-25(b) and (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)
[ X ]      (a)  The reasons described in reasonable detail  in
     Part III of the form could not be eliminated without unreasonable effort or expense;
[ X ]      (b)   The  subject  annual  report  or  semi-annual
     report/portion thereof will be filed on or before the fifteenth calendar day following the preseribed due date; or the subject quarterly report/portion thereof will be filed on or befoe the fifth calendar day following the prescribed due date; and
[   ]      (c)  The  accountant's statement or  other  exhibit
     required   by   Rule  12b-25(c)  has  been  attached   if
     applicable.

Part III - Narrative
State below in reasonable detail the reasons why the Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period. (attach extra sheets if needed)

Registrant was doing its audit and preparing disclosure documents, but was waiting for outside confirmations and was otherwise unable to complete same in time to make the original filing time.

Part IV - Other Information
(1)  Name  and telephone number of person to contact in regard to this notification.
     Robert P. Huckaby, CFO   (281) 579-1004
(2) Have all periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no identify report(s). [ X ] Yes
     [  ] No
(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasoanble estimate of the
     results cannot be made.  [   ] Yes  [ X ] No


                          SIGNATURES

American Cascade Energy, Inc, has caused this notification to be signed on its behalf by the undersigned, thereunto duly authorized.

                         American Cascade Energy, Inc.

Date:  March 31, 1997


                         Robert P. Huckaby
                         _______________________________
                         By Robert P. Huckaby,
                         Director, Secretary, Chief Financial Officer